Kathleen Collins	July 27, 2011
Accounting Branch Chief
Securities and Exchange	Dr. Christoph Hütten
Commission	Chief Accounting Officer
Division of Corporation	Senior Vice President
Finance	Corporate Financial Reporting
100 F. Street, N.E.	T +49/62 27/7-63475
Washington, DC 20549	E christoph.huetten@sap.com

Re:	SAP Corporation

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed March 18, 2011

File No. 001-14251

Dear Ms. Collins,

By letter dated July 1, 2011, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided comments to SAP AG, (SAP or the Company) in response to SAP’s Form 20-F for the fiscal year ended December 31, 2010 filed March 18, 2011. For your convenience we have reproduced in bold below the Staff’s written comment followed by the Company’s response thereto.

Form 20-F Filed March 18, 2011

1.	You indicate on page F-40 that you have not recognized a deferred tax liability on approximately €4.56 billion for undistributed profits of your subsidiaries that arose in 2010 and prior years because you plan to indefinitely reinvest those undistributed profits. Please tell us your consideration to disclose the amount of cash and investments that are currently held in subsidiaries where earnings are indefinitely reinvested. To the extent that this tax strategy relates to certain countries, then tell us how you considered disclosing the names of such countries. We refer you to Item 5.B of Form 20-F and Section IV of SEC Release 34-48960.

The Company’s disclosure regarding the undistributed profits of our subsidiaries resulting in temporary differences for which a deferred tax liability was not recorded is provided in response to IAS 12.81(f). This disclosure requirement refers to IAS 12.39, which generally requires recognition of a deferred tax liability for taxable temporary differences associated with investments in subsidiaries unless both of the following conditions are satisfied:

(a) the parent controls the timing of the reversal of the temporary difference and

(b) it is probable that the temporary difference will not reverse in the foreseeable future.

IAS 12.40 clarifies the requirement in IAS 12.39 as follows: “Therefore, when the parent has determined that those profits will not be distributed in the foreseeable future the parent does not recognise a deferred tax liability”. For the €4.56 billion of undistributed profits disclosed on page F-40 of our 2010 Form 20-F both of the IAS 12.39 conditions outlined above were met and consequently no deferred tax liability was recorded with regard to temporary differences resulting from €4.56 billion of undistributed profits.

In preparing our disclosure, we considered the requirements of Item 5 B. of Form 20-F as well as the guidance set forth in Section IV of SEC Release 34-48960. We determined that disclosure of the amount of cash and investments that are currently held in subsidiaries where profits are reinvested for the foreseeable future is not required. Specifically, the reinvestment of the profits of certain subsidiaries does not restrict in any manner our ability to control the use of the respective funds nor does it impair the contribution these funds make to the profits of the SAP group. In this context, we refer the Staff to our disclosures on page F-73 of our 2010 Form 20-F where we note that our liquidity is managed by our global treasury department and where we explain that “the majority of our subsidiaries pool their cash surplus to our global treasury department, which then arranges to fund other subsidiaries’ requirements or invest any surplus in the market, seeking to optimize yields, while ensuring liquidity …”.

Our tax strategy of not distributing profits of subsidiaries does not relate to certain countries. Therefore there is no basis for disclosing the names of such countries.

Based on our analysis, our disclosure complies with IFRS, the disclosure requirements of Item 5.B. of Form 20-F and the guidance of Section IV of SEC Release 34-48960, and we respectfully advise the Staff that we do not believe that additional information regarding the amount of cash and investments which we intend to reinvest in certain subsidiaries for the foreseeable future is required or would be meaningful to investors.

2.	For each of the litigation and claims discussed in Note (24) where you do not provide an estimate of the amount and timing of any cash outflow resulting from a settlement pursuant to paragraph 86 of IAS 37, tell us how you considered making it clear that the possibility of such an outflow is remote in your disclosure. In your response, please identify which of your litigation and claims discussed in Note (24) would fall in the remote category.

According to IAS 37.28 “a contingent liability is disclosed, as required by paragraph 86, unless the possibility of an outflow of resources embodying economic benefits is remote”. IAS 37.86 specifies

•	that the disclosure is required for classes of contingent liabilities rather than for individual contingent liabilities and

•

that the disclosure should comprise a brief description of the contingent liability’s nature. Where practicable, an estimate of the financial effect and the uncertainties relating to the amount or timing of any outflow related to a class of contingent liabilities should also be disclosed.

IFRS, notably IAS 37.86, does not require any disclosures for contingent liabilities for which the possibility of any outflow is remote. As a result, SAP did not provide disclosures for then pending litigation and claims for which the possibility of an outflow was estimated to be remote. Therefore, all disclosed litigation and claims have a more than remote possibility of an outflow. Consequently, there are no contingent liabilities in our disclosure for which we had to consider making it clear that the possibility of an outflow is remote.

As a software company, SAP is subject to a variety of claims and lawsuits mostly in the area of intellectual property litigation. Representatives of our legal department, our risk management department and our accounting department meet regularly to review our pending litigations and claims. For contingent liabilities from litigations and claims this review round evaluates the probability of an outflow of resources, the practicability of estimating the financial effects, and the appropriateness of the intended respective disclosures, taking account of all available evidence and considering, where available, the views of external legal advisors. For the 2010 Annual Report on Form 20-F, we assessed our contingent liabilities from litigations and claims and concluded that the possibility of an outflow in settlement is more than remote for the cases described in Note (24). Additionally, we concluded that we believe

•	that it is not likely that our contingent liabilities will have a material adverse financial effect on SAP and

•

that it is not practicable to estimate, beyond the overall materiality assessment above, the financial effect and the uncertainties relating to the amount or timing of any outflow because such an estimate cannot be reliably made.

These conclusions are reflected in our disclosures in Note (24) on page F-62 of our 2010 Form 20-F as follows:

•

We provided the disclosure regarding the financial effect as follows: “We currently believe that resolving all other claims and suits will have no material adverse effect, either individually or in aggregate, on our business, financial position, profit, or cash flows.” (emphasis added).

•

We provided the disclosures required by IAS 37.91 regarding the use of the practicability exemption as follows: “However, all claims and lawsuits involve risk and could lead to significant financial and reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, profit or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.” (emphasis added).

SAP aims to be as transparent as possible by disclosing on page F-62 to F-65 of SAP’s 2010 Form 20-F, for each case separately rather than cumulatively for the entire class of litigation and claims-related contingent liabilities, either the damages sought by the plaintiff or a statement that the plaintiff sought unspecified monetary damages. Additionally, SAP discloses the status of each case as well as the timing of the scheduled trial dates to provide the reader of our financial statements with the same detail regarding the timing of cash outflows, if any, as is available to management. In our view, that disclosure exceeds the requirements of IFRS, notably IAS 37.86 et seq.

The Company hereby acknowledges the following:

(a)    The Company is responsible for the adequacy and accuracy of the disclosure in filing;

(b)    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the foregoing, please do not hesitate to contact the undersigned at +49 6227 7-63475 or Wendy Boufford at 650-845-5791.

Very truly yours,

/s/ Dr. Christoph Hütten
Dr. Christoph Hütten Chief Accounting Officer SAP AG

Cc:	Dr. Werner Brandt, SAP AG
Michael Junge, SAP AG

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